SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                 SCHEDULE 13G


  Under the Securities Exchange Act of 1934
              (Amendment No. _)


    Aluminum Company of America
               (Name of Issuer)


                 Common Stock
        (Title of Class of Securities)

                   022249106
                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subjectto the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022249106

1. Name of Reporting Persons
    IRS Identification No. of Above Person
    (entities only)

        Loomis, Sayles & Company, L.P.
        I.R.S. Tax I.D. No. 04-3200030

2. Check the Appropriate Box if a Member of a Group*
     (a) [ ]
     (b) [ ]

3. SEC USE ONLY

4. Citizenship or Place of Organization:          Delaware

5. Sole Voting Power:                   8,400

6. Shared Voting Power:                 -0-

7. Sole Dispositive Power:              none

8. Shared Dispositive Power:            11,301,464

9. Aggregate Amount Beneficially
   Owned by Each Reporting Person:      11,301,464


10.     Check if the Aggregate Amount in
          Row (9) Excludes Certain Shares*:  [ ]

11.     Percent of Class Represented
          by Amount in Row 9:                6.15%

12.     Type of Reporting Person:            IA

Item 1. (a)  Name of Issuer:

                  Aluminum Company of America

            (b)  Address of Issuer's Principal  Executive Offices:

            425 Sixth Avenue, Alcoa Building
                   Pittsburgh, Pennsylvania   15219-1850

Item 2. (a)  Name of Person Filing:

                   Loomis, Sayles & Company, L.P.

            (b)  Address of Principal Business Office or,
                   if none, Residence:

                  One Financial Center, Boston, MA 02111

            (c)  Citizenship:                Delaware

            (d)  Title of Class of Securities:    Common Stock*
              *Reporting person is filing this Schedule 13G with respect to shares that it has a right to acquire as a result of its beneficial ownership of convertible securities.

     (e)  CUSIP Number:            022249106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ]  Broker or Dealer registered under Section
            15 of the Act

(b)  [ ]  Bank as defined in Section 3(a)(6)
            of the Act

(c)  [ ]  Insurance Company as defined in
             Section 3(a)(19) of the Act

(d)  [ ]  Investment Company registered under
            Section 8 of the Investment Company Act

(e)  [X] Investment Adviser registered under
             Section 203 of the Investment Advisers
      Act of 1940

(f)  [ ]  Employee Benefit Plan, Pension Fund
            which is subject to the provisions of the Employee Retirement Income Security
     Act of 1974 or Endowment Fund; see
     Section 240.13d-1(b)(1)(ii)(F)

(g)  [ ]  Parent Holding Company, in
            accordance with Section 240.13d-1(b)(ii)(G)
            (Note: See Item 7)

(h)  [ ]  Group, in accordance with Section
             240.13d-1(b)(1)(ii)(H)

Item 4. Ownership.

If the percent of class owned, as of December
31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:    11,301,464

(b)  Percent of Class:                    6.15%

(c)  Number of shares as to which
       such person has:

      (i)   sole power to vote or to
      direct the vote:        8,400

      (ii)  shared power to vote or to
             direct the vote:           -0-

      (iii) sole power to dispose or to
      direct the disposition of:   none

       (iv) shared power to dispose or
       to direct the disposition of:    11,301,464


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.  Ownership of more than Five Percent
on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.
A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Clients of Reporting Person have such a
right, none of whom has such interest
relating to more than 5% of class.

Item 7.    Identification and Classification
of the Subsidiary which Acquired the Security
Being Reported on by the Parent Holding
Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of
Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under
Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.    Notice of Dissolution of Group

Notice of dissolution of a group may be
furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.   Certification

The following certification shall be included if the statement is filed pursuant to Rule
13d-1(b):

By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Margaret W. Chambers, Esq.
Signature
Date: February 12, 1998
Margaret W. Chambers, Vice President
Name and Title